GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604)681-9588     Facsimile:  (604)688-4933

Email:  gtuskey@telus.net

April 18, 2005

VIA EDGAR/COURIER FILING

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Mr. John Zitko,

                  Division of Corporation Finance

Dear Mr. Zitko:

Re:  Trend Technology Corporation (the "Company")

        - Registration Statement on Form 10-SB-12G

        - File No. 000-50978

        - Amendment No. 1 Filed on February 11, 2005

We provide the following responses to your comment letter dated March 30, 2005.  We have enclosed three black-lined copies and one clean copy of amendment number 2 to the 10-SB registration statement.

General

1.

We have filed a replacement letter to the Company’s letter of January 17, 2005 which includes the requested acknowledgement.

2.

The supplemental information which you have requested is provided below in chart form.  As disclosed in this filing, both the writer and Mr. Gerald Shields are securities lawyers.  Mr. Shields has practiced for 25 years and I have practiced for 18 years.  We have acted for dozens of public companies.  I have provided the names of the public company clients which I have acted for which are either U.S. reporting issuers and/or are quoted on a U.S. listing service or exchange.  Other than Offshore Systems International Ltd., Mr. Shields has not acted for any U.S. reporting issuer clients or companies listed in the United States.  I have not asked Mr. Shields to provide me with a client list of all the Canadian public companies he has acted for over the past 25 years.  I have not listed the Canadian public companies I have acted for over 18 years.  None of the individuals listed in the chart below has ever acted as a broker or dealer in any transaction for any of the companies listed.  There is one exception, during the period July, 1995 to May, 1997, Mr.

Ebert was employed by C.M. Oliver & Company Limited as manager of North American West Coast Institutional Sales.  C.M. Oliver was a registrant with the Investment Dealers Association of Canada and was a member of the Toronto Stock Exchange.  C.M. Oliver raised approximately $7.5 million for Arawak Energy Corp. (in Canada and Europe) through a special warrant offering in 1996.

Name of Individual	Public entity with which individual has been or is associated with including involvement as a principal, accountant, attorney, consultant, shareholder or promoter.
Gerald R. Tuskey

The extent of legal work done for the clients listed below varies.  In some cases, I acted for a brief period of time and my involvement was nothing more than filing one or more quarterly reports.  In other cases, I assisted clients from incorporation through to a quotation on the OTC BB.  The exact nature of the work done for each client is either available on the public record through EDGAR or is a matter of attorney/client privilege.  Companies which are or were subject to Rule 419 are noted.  It is possible that various of these clients were subject to Rule 419 before they became my clients.  Where I am aware of a reverse merger, I have put the words “Reverse merger”.  Certain of these companies may have been involved in mergers or reverse mergers before or after my involvement as counsel.  Where I am listed as a “former initial director”, I took on this role while incorporating the company.  There is one company for which I am acting as a director and officer.  This company is Pacific Alliance Ventures Ltd.  I am a principal shareholder of Trend Technology Corporation.  I participated in the offering of securities by these two companies to the extent that I subscribed for shares and invited a small group of friends, relatives and business associates to also subscribe on the same terms.  These two companies have not been involved in any merger transaction or reverse merger transaction.

Amnis Systems Inc. – Acted as Attorney

Arawak Energy Corp. (TSX Venture Exchange) – Acted as Attorney and former director

Bidhit.com, Inc. – Acted as Attorney

Big Cat Mining Corp. – Act as Attorney

Bingo.com, Ltd. – Act as Attorney

Blue Moon Investments (Rule 419) – Act as Attorney

Cascadia Capital Corporation – Former Initial Director and Acted as Attorney, Reverse merger

Cheetah Oil & Gas Ltd. – Act as Attorney

Consumer Marketing Corp. (Rule 419), (No longer reporting) – Acted as Attorney

CYOP Systems International Inc. – Former Initial Director and Acted as Attorney

Edgetech Services Inc. – Acted as Attorney, Reverse merger

Eastern Management Corp. (Rule 419) (No longer reporting) – Acted as Attorney

Eye Catching Marketing Corp. (Rule 419) – Act as Attorney

Fidelity Capital Concepts Limited – Former Initial Director and Acted as Attorney, Reverse merger

GeoAlert Inc. – Acted as Attorney

Investment Associates Inc. (Rule 419) – Act as Attorney

Lions Gate Investment Limited – Former Initial Director and Acted as Attorney, Reverse merger

McNab Creek Gold Corp. – Act as Attorney

Pacific Alliance Ventures Ltd. – Act as Attorney; Director and Officer, Shareholder

Searchlight Systems Inc. – Acted as Attorney

Tripacific Development Corp. (Rule 419) (No longer reporting) – Acted as Attorney

Triwest Management Resources Corp. (Rule 419) (No longer reporting) – Acted as Attorney

Keith Ebert

BPI Industries Inc. (TSX Venture Exchange) – Former Director

Cascadia Capital Corporation – Former Director and Shareholder, Reverse merger

CYOP Systems International Inc. – Former Director and Shareholder

Dobi Medical International Inc. – Former Director and Shareholder, Reverse merger

Fidelity Capital Concepts Limited – Former Director and Shareholder, Reverse merger

Trend Technology Corporation – Incorporator and initial director

Gerald J. Shields

Cascadia Capital Corporation – Shareholder, Reverse merger

CYOP Systems International Inc. – Shareholder

Fidelity Capital Concepts Limited – Shareholder, Reverse merger

Lariat Energy Ltd. (TSX Venture Exchange) - Secretary

Lions Gate Investment Limited – Shareholder, Reverse merger

Offshore Systems International Ltd. (TSX Senior Board, OTC BB) - Director

Pacific Alliance Ventures Ltd. – Shareholder

SCS Solar Computing Systems Inc. (TSX Venture Exchange) – Former Director

Watch Resources Ltd. (TSX Venture Exchange) – Secretary

Leonard MacMillan

Mr. MacMillan has not acted as officer or director of any public companies other than Trend Technology Corp. Mr. MacMillan is an officer and director of Lexaria Corp. and Dayton Boots Enterprises Inc.  Both Lexaria Corp. and Dayton Boots Enterprises Inc. are private Nevada companies.  Lexaria Corp. is an oil and gas exploration company and Dayton Boots is a footwear manufacturing company.  Mr. MacMillan was appointed to his positions with Lexaria Corp. in January, 2005 and was appointed to his positions with Dayton Boots on October 6, 2004.

Gerry Diakow	Cascadia Capital Corporation – Vice President of Exploration and Acquisitions, Shareholder, Reverse merger Trilogy Metals Inc. (TSX Venture Exchange) – Contract Project Manager and Director

3.

We have revised the disclosure to state that the Company has not entered into negotiations or agreements with respect to any potential exploration property acquisitions.  Further, we have stated that the Company is not currently considering mergers or acquisitions with any non-mining entities.

Business

4.

We have addressed management and ownership of the Company since formation as requested.

Plan of Operation, page 9

5.

We have indicated the maximum amount of funds that will be allocated to acquire additional exploration prospects.

6.

We have revised our disclosure to describe the plan of operations for the next 12 months.

Security Ownership of Certain Beneficial Owners and Management, page 20

7.

Mr. Tuskey has been disclosed as a promoter of the Company under the heading “Certain Relationships and Related Transactions”.

8.

We have included Mr. Gerry Diakow’s name in the Security Ownership chart.

Directors, Executive Officers, Promoters and Control Persons, page 21

9.

We have re-inserted Mr. Shields’ directorship with SCS Solar Computing Systems Inc., have provided the timeline of his involvement and the nature of the business conducted by the Company.

10.

We have further expanded the description of the type of management consulting services provided by Resource Management Associates.

11.

We have indicated that the principal business conducted by Trilogy Minerals Inc. is mineral exploration.

12.

Mr. MacMillan maintains residences in San Diego and Vancouver.  He currently resides in Vancouver.

Description of Securities, page 24

13.

We have removed the words “and may be issued only as fully paid and non assessable shares” from the paragraph under the subheading “Common Stock”.

Page II

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 24

14.

Given that a year has elapsed since the Company issued its 9,902,300 common shares on March 31, 2004, shares held by non-affiliates are now eligible for sale pursuant to Rule 144.  We have amended this section of the Form 10SB to reflect this fact.  The two statements which you identified now reconcile.

15.

The second sentence in the discussion of Rule 144 which begins “Rule 144 as currently in effect, allows a person …”, relates to non-affiliated persons.  This has been clarified in the disclosure.

16.

We have stated that there are no securities authorized for issuance under equity compensation plans under the subheading “Options, Warrants, Rights of Exchange” and under “Executive Compensation”.

Recent Sales of Unregistered Securities, page 22

17.

We have disclosed the facts supporting reliance on Rule 506 of Regulation D as requested.

18.

The Company did issue all of its current issued and outstanding shares on March 31, 2004.  Subscriptions for these shares were received by the Company during the period October to December, 2003.  The Company was actively looking for exploration properties in British Columbia during the period March, 2003 to September, 2003.  However, the Company was incorporated on February 16, 2001 not February 16, 2004, as you have stated (see first sentence of Part I of the Form10SB).  I assume you misread the incorporation date and this comment has been issued in error.

Financial Statements

19.

You are correct.  The Company has not yet filed its first Form 10KSB.  The words “included in the annual report previously filed on Form 10KSB” has been deleted from Note 1 to the financial statements for the period ended December 31, 2004.

Form 10-QSB for the quarter ended December 31, 2004

20.

The Form 10QSB has been revised to comply with comment number 19.  An amended Form 10QSB has been filed.

Exhibits

21.

We have revised the certifications as requested.  An amended Form 10QSB has been filed.

We look forward to receiving any additional comments which you may have or notification that the Company's Form 10-SB has been accepted for filing.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey